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                           June 10, 2020

       Ian E. Gilbey
       Chief Executive Officer
       Beyond Wellness International, Inc.
       303 East 4th Street
       Los Angeles, CA 90013

                                                        Re: Beyond Wellness
International, Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 4, 2020
                                                            File No. 024-11173

       Dear Mr. Gilbey:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2020 letter.

       Amendment No. 3 to Offering Statement on Form 1-A filed June 4, 2020

       Use of Proceeds to the Company, page 16

   1. We have reviewed your revisions in response to comment 2 in the Dilution section.
                                                        However, it does not
appear that you have made corrections to the second paragraph on page 16 under the
heading "Use of Proceeds to the Company." Please revise.
 Ian E. Gilbey
FirstName LastNameIan E. Gilbey
Beyond Wellness International, Inc.
Comapany NameBeyond Wellness International, Inc.
June 10, 2020
Page 2
June 10, 2020 Page 2
FirstName LastName
        You may contact Anthony Watson at (202) 551-3318 or Linda Cvrkel at
(202) 551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at
(202) 551-
3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Peter Berkman